February 4, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Ms. Chambre Malone

Re:	Gevo, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-168792)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 8,222,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time on February 8, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 19, 2011, through the date hereof:

Preliminary Prospectus dated January 19, 2011:

5,683 copies were distributed to prospective Underwriters, institutional investors, dealers and others as follows: 2,221 to institutional investors and 3,462 to retail investors.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
PIPER JAFFRAY & CO.
As Representatives of the several Underwriters

UBS SECURITIES LLC

By:	/s/ Jamey Escaler
Name:	J. Escaler
Title:	Executive Director

By:	/s/ Vishal Jain
Name:	Vishal Jain
Title:	Associate Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Nickolas Regas
Name:	Nickolas Regas
Title:	Vice President

PIPER JAFFRAY & CO.

By:	/s/ Chris Christina
Name:	Chris Christina
Title:	Managing Director

[Signature page to Gevo, Inc. Acceleration Request]